FINANCIAL STATEMENT

Simplex Trading, LLC
December 31, 2024
With Report of Independent Registered Public Accounting Firm

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

68556

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__   AND ENDING __12/31/24__
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Simplex Trading, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__230 S LaSalle St., STE 8-500__
　　　　　　　　　　　　　　　(No. and Street)

__Chicago__	__IL__	__60604__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Kevin Pierce__	__7087108862__	__kpierce@simplextrading.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RSM US LLP__
　　　　　　　　　　　(Name – if individual, state last, first, and middle name)

__30 S Wacker Dr., STE 3300__	__Chicago__	__IL__	__60606__
(Address)	(City)	(State)	(Zip Code)

__09/24/2003__	__49__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Pierce _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Simplex Trading, LLC _____, as of December 31 _____, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> DARLENE DEJOHNETTE
> Official Seal
> Notary Public - State of Illinois
> My Commission Expires Mar 27, 2027

Signature: _____

Title: _____
CFO/FINOP

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Simplex Trading, LLC
Financial Statement
As of December 31, 2024

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

Manager of Simplex Trading, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Simplex Trading, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

Chicago, Illinois
March 3, 2025

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Simplex Trading, LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash & Cash Equivalents	$	1,256,319
Derivative Financial Instruments Owned, at Fair Value, Pledged		13,363,711,463
Financial Instruments Owned, at Fair Value, Pledged		3,561,245,314
Receivable from Broker-Dealers		335,312,782
Other Assets		2,052,013
Total Assets	**$**	**17,263,577,891**

Liabilities and Members' Equity

Derivative Financial Instruments Sold, not yet Purchased, at Fair Value	$	13,631,329,069
Financial Instruments Sold, not yet Purchased, at Fair Value		2,345,583,485
Payable to Broker-Dealers		610,023,092
Notes Payable		176,750,000
Payable to Affiliates		57,031,163
Interest on Notes Payable		9,922,575
Accounts Payable, Accrued Expenses, and Other Liabilities		8,809,460
Total Liabilities		**16,839,448,844**
Members' Equity		**424,129,047**
Total Liabilities and Members' Equity	**$**	**17,263,577,891**

See accompanying notes.

Simplex Trading, LLC
December 31, 2024

(1) Organization and Nature of Business

Simplex Trading, LLC (the Company) is a Delaware limited liability company established on February 22, 2010. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. Simplex Trading, LLC is a technology-focused proprietary trading firm that engages in various trading activities, primarily market making, buying, and selling in U.S. exchange-traded options, equity securities, and futures for its own account. The Financial Industries Regulatory Authority (FINRA) is the Designated Examining Authority for Simplex Trading, LLC.

The Company is managed by its sole Class A member, Simplex Holdco, LLC, successor by merger of Simplex Holdings, LLC and Simplex Employee Holding Company, LLC in 2024. All business is conducted from the Company's office in Chicago, Illinois.

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, customers other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under this section.

(2) Significant Accounting Policies

Basis of Presentation

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash & Cash Equivalents

At the end of each business day, cash held in the Company's JP Morgan chase checking accounts is swept to an overnight money market fund and converted back into cash at the start of the subsequent business day.

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased include equities measured at fair value, recorded on a trade date basis. Resulting realized and change in unrealized gains and losses are reported in principal transactions in the statement of operations.

The Company recognizes contractual interest on securities and interest expense on an accrual basis, and dividend income and expense are recognized on the ex-dividend date. Commission and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Financial instruments sold, not yet purchased represent obligations to deliver a specified quantity of securities. The Company is obligated to purchase securities at a future date at the prevailing prices that may differ from the fair values reflected in the statement of financial condition.

Derivative Financial Instruments

Derivative financial instruments owned and derivative financial instruments sold, not yet purchased include equity options, index options, and options on futures contracts. These are measured at fair value, recorded on a trade date basis. Futures open trade equity is recorded in payable to and receivable from broker-dealers in the statement of financial condition, netted by each broker-dealer.

Receivable from and Payable to Broker-Dealers

Receivable from and payable to broker-dealers on the statement of financial condition include cash held on deposit at the clearing brokers for open positions, net pending dividends and interest, amounts due to/from brokers for the net settlement of trades, and futures open trade equity. The Company may obtain short-term financing from its brokers through borrowing against its proprietary positions, subject to collateral maintenance requirements.

Offsetting of Amounts Related to Certain Contracts

When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivatives positions executed with the same counterparty under the same master netting arrangement.

Other Receivables

Other receivables on the statement of financial condition include rebates receivable from various options exchanges. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2024.

Other Assets

Other assets on the statement of financial condition include prepayments, exchange memberships, and JBO cash deposits.

Credit Losses on Financial Assets

The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash, receivables from broker-dealers, and other receivables. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2024.

Exchange Rebates

Exchange Rebates on the statement of financial condition consist of volume discounts, credits or payment received from exchanges or other marketplaces related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and included net within Exchange, Brokerage, and Clearance Fees on the Statement of Operations.

Income Taxes

The Company accounts for income taxes in accordance with the applicable income tax guidance in the U.S. The Company operates in the U.S. as a partnership for income tax purposes. Accordingly, the Company's income or loss, which is allocated to the Company's members, is not subject to income taxes at the Company level. Taxes related to income earned by the Company represent obligations of the individual members, and the Company is considered a pass-through entity.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based on this analysis, there were no material tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no material tax expense, including interest and penalties, was recorded in the current year, and no adjustments were made to prior periods.

The Company is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2021.

Segment Disclosure

The Company is a single-segment entity engaged as a broker-dealer of financial instruments, primarily but not limited to derivatives, from its own account. The CODM is the CEO, and the CODM uses net income and excess net capital, which is not a measure of

profit and loss, to manage the company. Net income is measured using the accounting policies outlined in the significant account policies section. Excess net capital is calculated as outlined in note ten. These figures are used in the management of the company primarily to determine allocation of trading profits. The options for allocation of trading profits include reinvestment into the company or distribution to Members while maintaining capital adequacy. The CODM utilizes information pertaining to the entire Company to make these decisions. As a result, the operations of the Company constitute a single operating segment and thus a single reporting segment.

(3) Fair Value of Financial Instruments

The fair value of a financial instrument is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The established fair value hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing that the most observable inputs be used when available. The three levels of the fair value hierarchy are described below:

- Level 1 – Quoted prices in active markets for identical assets or liabilities

- Level 2 – Other observable inputs, such as quoted prices for similar assets or liabilities in active markets; identical assets or liabilities in inactive markets; or observable inputs, such as interest rates and yield curves, and other market-corroborated inputs

- Level 3 – Unobservable inputs, including market information together with the Company's judgments about the assumptions market participants would use in pricing the assets or liabilities

When available, the Company uses quoted market prices in active markets to determine the fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Fair value measurements do not include transaction costs.

In determining fair value for financial instruments, the Company separates its financial instruments owned and financial instruments sold, not yet purchased into three categories: equity securities (including common stock and ETFs), derivative financial instruments (including options and options on futures), and open trade equity on futures.

The Company's equity securities and derivative financial instruments may be classified within Level 1, Level 2, or Level 3 of the fair value hierarchy that prioritizes inputs to valuations. The Company's equity securities and derivative financial instruments typically fall within Level 1 because they are exchange-traded and valued using quoted market prices or other observable inputs. Equity securities and derivative financial instruments that are not actively traded, are in bankruptcy, or are restricted are generally classified within Level 2 of the fair value

hierarchy. Equity securities and derivative financial instruments where volume has declined significantly or no exchange-trading exists, or where unobservable inputs and the Company's assumptions are used for valuation, are classified within Level 3 of the fair value hierarchy.

The Company assesses the level of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among levels during the year.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

Assets	Level 1	Level 2	Level 3	Total
Financial Instruments Owned:				
Equity Securities	$ 3,561,245,314	$ -	$ -	$ 3,561,245,314
Derivative Financial Instruments Owned:				
Equity Options	12,800,384,427	-	-	12,800,384,427
Options on Futures	563,327,036	-	-	563,327,036
Receivable from Broker-Dealers				
Futures Open Trade Equity	45,434,887	-	-	45,434,887
	$16,970,391,664	$ -	$ -	$16,970,391,664

Liabilities	Level 1	Level 2	Level 3	Total
Financial Instruments Sold, not yet Purchased:				
Equity Securities	$ 2,345,583,485	$ -	$ -	$ 2,345,583,485
Derivative Financial Instruments Sold, not yet Purchased:				
Equity Options	12,971,608,817	-	-	12,971,608,816
Options on Futures	659,720,253	-	-	659,720,253
	$15,976,912,555	$ -	$ -	$15,976,912,554

Substantially all the Company's other assets and liabilities, except for exchange membership, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

(4) Receivable from and Payable to Broker-Dealers

Receivable from and payable to Broker-Dealers at December 31, 2024 consists of the following:

	Receivable	Payable
Cash, Unsettled Activity / (Payable)	$ 291,150,472	$ (610,851,230)
Futures Open Trade Equity	45,434,887	-
Dividends, net	42,105	1,012,983
Accrued Interest	(1,314,681)	(184,845)
Total	$ 335,312,783	$ (610,023,092)

(5) Derivative Activities

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, options on futures and futures, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models, and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood under U.S. GAAP.

As of December 31, 2024, the Company's derivative activities had the following impact on the statement of financial condition:

Derivatives Assets	Underlying Risk	Statement of Financial Condition Location	Assets, at Fair Value	Liabilities, at Fair Value	Net
Options on Equity Securities	Equities Price Risk	Derivative Financial Instruments, at Fair Value	$ 12,800,384,427	$(12,971,608,816) $	(171,224,389)
Options on Index Futures	Equities Price Risk	Derivative Financial Instruments, at Fair Value	134,282,155	(211,965,390)	(77,683,235)
Options on Commodity Futures	Commodities Price Risk	Derivative Financial Instruments, at Fair Value	429,044,881	(447,754,863)	(18,709,982)
Commodity Futures	Commodities Price Risk	Receivable from Broker-Dealers	3,562,656	(16,941,138)	(13,378,482)
Index Futures	Equities Price Risk	Receivable from Broker-Dealers	60,336,605	(1,523,236)	58,813,369

(6) Offsetting

The Company nets futures open trade equity by broker-dealer. The netted amount is included in the receivable from broker-dealer of the asset section and the payable to broker-dealer of the liability section of the statement of financial condition. The following discloses the effect of offsetting of open trade equity on the statement of financial condition:

	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets/Liabilities Presented in the Statement of Financial Condition	Gross Amounts not Offset in the Statement of Financial Condition Financial Instrument	Net Amount
Asset:					
Futures Open Trade Equity	$ 63,899,261 $	(18,464,374) $	45,434,887 $	-	$ 45,434,887
Liability:					
Futures Open Trade Equity[1]	$ (18,464,374) $	18,464,374 $	- $	- $	-

[1] Located in receivable from broker-dealer on the statement of financial condition.

(7) Members' Equity

The Company's Operating Agreement provides for three classes of members: Class A, Class B and Class C, as defined. The Company's Class A Membership Units are wholly owned by Simplex Holdco, LLC. The owner of the Class A Membership Units controls all voting rights and is responsible for appointing members to the management committee. Class B and Class C members have no voting interests in the Company. As of December 31, 2024, there are no Class C membership interests in the Company.

Under the terms of the amended operating agreement, management and control of the Company, including overall authority on all trading activities, is vested exclusively in the Company's Managers.

Class B and C members are admitted at the sole discretion of the Manager, have no voting rights, and do not participate in the management of the Company. Net income allocated to class B members is based on the performance of the member. The Manager may restrict, halt, or terminate the trading activities of a Class B or C member at any time for any reason.

(8) Commitments and Contingencies

The Company, in the normal course of business, may be named as defendant in various legal and regulatory proceedings. The Company provides for expenses associated with such claims when such amounts are probable and can be reasonably estimated. The Company currently does not have any amounts accrued for legal or regulatory proceedings.

(9) Related Party Transactions

The Company operates under an expense-sharing agreement with Simplex Investments, LLC. Under this agreement, Simplex Investments, LLC, a servicing company and an affiliate of the Company by common ownership, provides the Company with labor, administrative support, equipment and use of space. The Company has a payable of $52,672,000 on December 31, 2024, which is classified as payable to affiliates on the statement of financial condition. Open balances are settled at the discretion of management according to each entity's cash needs.

The Company operates under a software license agreement with Simplex Technologies, LLC, a technology servicing company and an affiliate of the Company by common ownership. Simplex Technologies, LLC provides the Company the use of technology. The Company has a payable of $4,100,000 at December 31, 2024, which is classified as payable to affiliates on the statement of financial condition. Open balances are settled at the discretion of management according to each entity's cash needs.

The Company executes option trades through Matrix Executions, LLC, an affiliate of the Company by common ownership. The Company has a payable balance of $256,000 on December 31, 2024, which is classified as payable to affiliates on the statement of financial condition. Open balances are typically settled the following month.

In 2024, Simplex Holdco, LLC issued seven unsecured promissory notes with a standard variable rate, equal to twice the Fed Funds Effective Rate, to certain affiliates and lent the proceeds to the Company on the same terms. The first such note is in the amount of 15,000,000 and matures on December 1, 2025. The second is in the amount of $95,000,000 and matures on March 1, 2029. The third is in the amount of $31,750,000 and matures on March 1, 2029. The fourth is in the amount of $5,000,000 and matures on March 1, 2025. The fifth is in the amount of $11,000,000 and matures on April 1, 2034. The sixth is in the amount of $16,000,000 and matures on June 4, 2029. The seventh is in the amount of $3,000,000 and matures on September 17, 2029. Principal amounts on these notes are classified as notes payable on the statement of financial condition, and the associated accrued interest payable is classified as interest on notes payable on the statement of financial condition.

(10) Net Capital Requirements

The Company is subject to the SEC Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum "net capital" equal to the greater of $250,000 or 2% of combined aggregate debit items. The rules also provide that equity capital may not be withdrawn or cash distributions paid if the resulting minimum net capital falls below $300,000. On December 31, 2024, the Company had net capital of $401,002,717, which was $400,752,717 in excess of its required capital of $250,000.

Equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory bodies.

(11) Guarantees and Indemnifications

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the options.

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party.

Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the

Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. The Company does not track the counterparties' purpose for entering into a derivative contract.

As of December 31, 2024, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written option positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its trading activities. The fair values of all written option contracts, as of December 31, 2024, are included as liabilities in financial instruments sold, not yet purchased on the statement of financial condition.

(12) Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, enters into various transactions involving derivative financial instruments, primarily options and futures contracts. Options owned provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery of the underlying instrument.

These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market Risk

Derivative financial instruments involve varying degrees of market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques. The Company primarily uses equity securities to modify or offset market risk associated with derivative financial instruments which serves to decrease the Company's overall exposure to market risk. Market risk in equity securities arises from fluctuations in interest rates, foreign exchange rates, volatility, future dividend expectations, and equity prices.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement

procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers. The clearinghouse acts as counterparty, and there can be no assurance that a clearinghouse will satisfy obligations.

The Company clears its trades through three clearing brokers. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk since all positions are held with these clearing brokers. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

(13) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. The following material events have occurred.

In 2024, the Company made distributions of $81,464,000.